Exhibit 99.2

Bona Reports Second Quarter 2014 Financial Results

2Q14 Total Net Revenues Up 58.7% YoY to US$44.9 Million

2Q14 Non-GAAP EBITDA Up 33.2% YoY to US$5.5 Million

2Q14 Non-GAAP Net Income Up 68.8% YoY to US$3.4 Million

BEIJING — August 28, 2014 — Bona Film Group Limited (NASDAQ: BONA) (“Bona” or the “Company”), a leading film distributor and vertically integrated film company in China, today announced unaudited financial results for the second quarter ended June 30, 2014.

“The second quarter of 2014 saw continued momentum in our financial results, as we achieved strong top-line growth, with non-GAAP net income exceeding the top-end of our guidance range by 10%,” said Bona founder, Chairman and CEO, Mr. Yu Dong. “We continue to execute our financial and operational strategy in the second quarter, setting the stage for what I believe will be an exciting and successful year for Bona. In addition, we’re delighted to have strengthened our strategic partnership with Fosun Group in July, as their additional investment demonstrates both Fosun’s commitment to the Chinese film market, as well as Bona’s position as a leader in the Chinese entertainment industry.”

Second Quarter 2014 Financial Summary

•                  Second quarter 2014 net revenues were US$44.9 million, an increase of 58.7% compared with US$28.3 million in the second quarter of 2013.

•                  Second quarter 2014 gross profit was US$23.5 million, an increase of 56.2% compared with US$15.0 million in the second quarter of 2013.

•                  Second quarter 2014 adjusted EBITDA, non-GAAP1, was US$5.5 million, compared with adjusted EBITDA, non-GAAP of US$4.1 million in the second quarter of 2013.

•                  Second quarter 2014 non-GAAP net income1 was US$3.4 million, compared with non-GAAP net income of US$2.0 million in the second quarter of 2013.

Second Quarter 2014 Business Updates and Recent Highlights

•      Distributed two new films theatrically in the second quarter — Overheard 3 and To Love Somebody

•                  Released the latest installment in Bona’s popular Overheard franchise, Overheard 3, on May 29, 2014. The Overheard franchise has become the most successful franchise in Bona’s history in terms of box office receipts. Overheard 3 has generated over RMB 307 million of domestic box office.

•      Distributed three films to date in the third quarter, including:

•                  The Continent (formerly Duckweed), the much-anticipated directorial debut by China’s writer-celebrity Han Han, was released on July 24, and generated RMB 626 million in box office receipts as of August 26.

•                  The White-Haired Witch, a 3D IMAX epic drama directed by Jacob Cheung and starring Bingbing Fan and Xiaoming Huang, was released on July 31, and generated over RMB 387 million in box office receipts as of August 26.

•                  Pompeii —an action saga directed by British filmmaker Paul W.S. Anderson, was released domestically on August 15, and generated over RMB 90 million in box office receipts as of August 26.

1  As used in this press release, non-GAAP net income and non-GAAP net income attributable to Bona Film Group Limited per ADS exclude share-based compensation expenses. Adjusted EBITDA, non-GAAP, excludes share-based compensation expenses, interest, taxes and non-cash depreciation and amortization charges. See “Non- GAAP Financial Measures” and “Reconciliation of Non-GAAP Measures” at the end of this press release.

•      Successfully completed principal photography for several of our major films in Bona’s pipeline, including The Taking of Tiger Mountain, Secret Treasure, Bride Wars and The Man from Macau 2:

•                  The Taking of Tiger Mountain, directed by Tsui Hark, completed principal photography in April, and is slated for release on December 24.

•                  Secret Treasure, a period adventure film, completed principal photography in July, and went into the post-production stage.

•                  Bride Wars, our first co-production with 21st Century Fox, finished principal photography in August and is currently under post-production, tentatively scheduled for an early 2015 release.

•                  On the heels of the successful development of the Overheard franchise, Bona has developed The Man from Macau franchise.  The Man from Macau 2 will finish principal photography in early September. Directed by Wong Jing and produced by Andrew Lau, Chow Yun-fat returns as the lead, together with 2014 Osaka Asia Film Festival best actress winner Carina Lau and 2013 Shanghai Film Festival best actor winner, Nick Cheung. The film is targeting theatrical release during 2015 Chinese New Year holiday. The first installment excelled in the 2014 Chinese New Year season and became one of the biggest hits in China this year to date.

•      The Sword Master, directed by Derek Yee, is expected to finish principal photography in September. This 3D epic is produced by Tsui Hark, and based on Wuxia novelist Gu Long’s classic work.

•      A new film titled Emperor Holiday has been added to our film pipeline

•                  Emperor Holiday, directed by Yuelun Wang, started principal photography in August. This film features the five celebrity father-child pairings, including singer-actor Jimmy Lin and his son Kimi; actor Guo Tao and his son Stone; former Olympic diving champion Tian Liang and his daughter Cindy; supermodel Zhang Liang and his son Tiantian; and director Wang Yuelun and his daughter Angela.

•      Strategic investments by Fosun and our CEO to further concentrate the Company’s ownership:

•                  On July 14, 2014, the Company and Fosun Group announced that Fosun and the Company’s CEO Mr. Yu acquired an additional 19.3% equity stake in the Company from 21st Century Fox, Inc. Following the close of the transactions, Mr. Yu and Fosun own approximately 32.3% (including 2.7% from stock options) and 20.8%, respectively, of the Company’s ordinary shares outstanding. Bona and Fosun are working together to leverage each other’s resources.

Second Quarter 2014 Financial Results

Net Revenues

	2Q14	2Q13	Y-o-Y%
Net Revenues (US$mm)	44.9	28.3	58.7%

Net revenues for the second quarter of 2014 increased 58.7% year-over-year to US$44.9 million. The increase in net revenues was primarily attributable to an increase in revenues from the Company’s movie theater and film distribution segments.

Net Revenues by Segment Operations

	Film Distribution	Investment & Production	Movie Theater	Talent Agency	Intersegment Elimination	Consolidated
Net Revenues from External Customers (US$mm)	25.0	0.3	19.4	0.2	—	44.9
Intersegment Revenues (US$mm)	0.5	15.0	—	—	(15.5)	—
Total Net Revenues (US$mm)	25.5	15.3	19.4	0.2	(15.5)	44.9

Net revenues from film distribution and investment were US$25.5 million and US$15.3 million respectively, which were mainly contributed by Overheard 3 and To Love Somebody.

Net revenues from the movie theater segment increased to US$19.4 million. The increase was mainly due to our new theaters maturing over time.

Gross Profit and Gross Margin

	2Q14	2Q13	Y-o-Y%
Gross Profit (US$mm)	23.5	15.0	56.2%
Gross Margin	52.3%	53.2%	—

For the second quarter of 2014, gross profit increased to US$23.5 million from US$15.0 million in the second quarter of 2013. The year-over-year increase in gross profit was primarily attributable to strong performance from the Company’s film distribution segment and the maturing of our movie theaters.

Segment Profit2 and Segment Margin

	Film Distribution	Investment & Production	Movie Theater	Talent Agency	Consolidated
Segment Profit (US$mm)	8.3	0.8	11.5	0.2	20.8
As % of Total Segment Profit	40.1%	3.7%	55.1%	1.1%	100.0%
Segment Margin	32.9%	5.0%	59.2%	95.6%	46.5%

2  Segment profit is gross profit less film participation expenses and add equity in earnings of equity method investments by segment for the periods indicated.

Segment margin for the Company’s film distribution business decreased to 32.9% in the second quarter of 2014, compared with 40.8% in the second quarter of 2013, primarily as a result of an increase in box office performance in the second quarter of 2014.

Segment margin from the Company’s investment and production business decreased to 5.0% in the second quarter of 2014, compared with a segment margin of 43.8% in the second quarter of 2013. The decrease in segment margin in this quarter was mainly due to our investment returns from film and TV dramas in the second quarter of 2013, compared to the second quarter of 2014, which mainly consisted of films.

Segment margin from the Company’s movie theater business slightly increased to 59.2% in the second quarter of 2014, compared with 57.8% in the second quarter of 2013.

Operating Income and Operating Margin

	2Q14	2Q13	Y-o-Y%
Operating Expenses (US$mm)	23.7	14.7	60.9%
Operating Income (US$mm)	1.0	1.2	(17.7)%
Operating Margin	2.3%	4.4%	—

Total operating expenses, including participation expenses, general and administrative expenses, and selling and marketing expenses, increased 60.9% to US$23.7 million from US$14.7 million in the second quarter of 2013. The year-over-year increase in operating expenses was primarily due to an increase in film participation expenses and general and administrative expenses, due to an increase in share-based compensation expenses and bad debt expenses. Film participation expenses mainly consist of the worldwide net income of the films invested by Bona Film Fund, which was founded in September 2013.

Operating income for the second quarter of 2014 decreased 17.7% year-over-year to US$1.0 million from US$1.2 million in the second quarter of 2013. Second quarter 2014 operating margin was 2.3% compared to 4.4% in the second quarter of 2013. The year-over-year decrease in operating margin was primarily due to incremental operating expenses.

Net Income and Net Income Attributable to Bona Film Group Limited per ADS3

	2Q14	2Q13
Net Income Attributable to Bona Film Group Limited (US$mm)	0.8	1.8
Net Income Attributable to Bona Film Group Limited per Basic ADS (US$)	0.01	0.03
Net Income Attributable to Bona Film Group Limited per Diluted ADS (US$)	0.01	0.03

	2Q14	2Q13
Non-GAAP Net Income (US$mm)	3.4	2.0
Non-GAAP Net Income Attributable to Bona Film Group Limited per Basic ADS (US$)	0.06	0.04
Non-GAAP Net Income Attributable to Bona Film Group Limited per Diluted ADS (US$)	0.05	0.04

3  “ADS” is an American Depository Share. Each two ADSs represent one ordinary share.

Excluding share-based compensation expenses of US$2.7 million and US$0.8 million for the second quarters of 2014 and 2013, respectively, non-GAAP net income for the second quarter of 2014 was US$3.4 million, compared with non-GAAP net income of US$2.0 million in the second quarter of 2013.

	2Q14	2Q13
Adjusted EBITDA, non-GAAP (US$mm)	5.5	4.1

Adjusted EBITDA, non-GAAP, in the second quarter of 2014 was US$5.5 million, compared with adjusted EBITDA, non-GAAP of US$4.1 million in the second quarter of 2013.

Cash and Cash Flow

As of June 30, 2014, Bona had cash and cash equivalents and restricted cash totaling US$73.1 million, compared with US$63.4 million as of December 31, 2013. Net cash used in operating activities for the second quarter of 2014 was approximately US$32.8 million, compared with net cash used in operating activities of US$9.6 million for the second quarter of 2013. The change in cash flow from operations was mainly attributable to the increase in investment in films scheduled for release in 2014.

Business Outlook

Based on current market and operating conditions, the Company expects non-GAAP net income for the third quarter of 2014 to be in the range of US$7.5 million to US$8.0 million.

“Our performance in the second quarter and first half of 2014 confirms the successful implementation of our financial and operational strategy, further strengthening our confidence for continued growth during the remainder of 2014. Each of our business segments is enjoying success and contributing to Bona’s overall progress. We have the resources to invest where there’s potential for growth and profitability, in order to capture the most promising opportunities. In addition, our strengthened partnership with Fosun Group will further contribute to Bona’s efforts in achieving its ambitious strategic goals across all segments,” concluded Mr. Yu.

Management Transition

On June 20, 2014, Bona announced that Amy W. Xu transitioned from her position as chief financial officer of the Company to a senior advisor role, directing Bona’s North American development and expansion as well as exploring potential film industry acquisition and co-production projects.

The Company’s financial controller, Nicolas Zhi Qi, has been named chief financial officer. Mr. Qi joined Bona in April 2011 and was named financial controller later that year. He has grown with the Company during the past three years and made major contributions to the Company, playing a critical role in accomplishing strategic investments from News Corporation and Fosun Group, as well as making significant contributions to the establishment of the Bona Film Fund.

Senior Fosun Group Executive Joins Bona Board of Directors

Bona also announced earlier today that its Board of Directors has appointed Donghui Pan to be an additional director of the Company.  Mr. Pan is a Vice President of Fosun Group, and President of both Fosun Internet & Global Strategy Group and Fosun TMT & Entertainment Group. “We are delighted to have Mr. Pan join our Board of Directors. His appointment reflects the strength of our strategic partnership with Fosun Group, and their commitment to Bona’s development into a leading global entertainment company,” said Mr. Yu.

Second Quarter 2014 Conference Call Details

Bona management will hold the earnings conference call at 8:00 p.m. Eastern Time on Thursday, August 28, 2014 (8:00 a.m. Beijing/Hong Kong Time on Friday, August 29, 2014). Management will discuss results and highlights of the quarter and answer questions from investors.

The dial-in numbers for the earnings conference call are as follows:

U.S. Toll Free: +1-855-500-8701

Hong Kong Toll Free: 800-903-737

China, Domestic: 400-120-0654

International: +65-6723-9385

The conference ID # is 86688432.

A live and archived webcast of the earnings conference call will be available on the IR Calendar page of the Bona investor relations website at http://ir.bonafilm.cn/events.cfm.

A replay of the conference call will also be available approximately two hours after the conclusion of the live call until September 3, 2014 by dialing:

•                  U.S. dial-in number: +1 (855) 452-5696

•                  International dial-in number: +61 (2) 9003-4211

•                  China dial-in number: 400-632-2162

•                  Conference ID: 86688432

About Bona Film Group Limited

Bona Film Group Limited (Nasdaq: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates twenty-two movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

The Bona Film Group Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=15750

Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Non-GAAP Financial Measures

To supplement Bona’s consolidated financial results presented in accordance with GAAP, Bona uses the following measures defined as non-GAAP financial measures by the SEC: non-GAAP net income, non-GAAP net income attributable to Bona Film Group Limited per ADS, which exclude share-based compensation expenses, and adjusted EBITDA, non-GAAP, which excludes share-based compensation expenses, interest, taxes, and non-cash depreciation and amortization charges. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, as a substitute for, or to be superior to the financial information prepared and presented in accordance with GAAP. In addition, Bona’s definition of non-GAAP net income may be different from the definitions used by other companies, and therefore comparability may be limited.

Bona believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance and a supplemental liquidity measure which is useful for understanding and evaluating the Company’s capacity for servicing its debt, and otherwise meeting its cash needs. Adjusted EBITDA, non-GAAP, excludes depreciation and amortization, so it does not reflect any cash requirements for the replacement of the assets, which will often have to be replaced in the future. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and liquidity, and when planning and forecasting future periods. The table appears at the end of this press release has more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

Contact Us

In China:	In the U.S.:
Peng Li	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5631-0700-398	Don Markley
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com

BONA FILM GROUP LIMITED

Unaudited Condensed Consolidated Statement of Operations

(in thousands of U.S. dollars, except share data)

	Three-months ended June 30		Six-months ended June 30
	2014	2013	2014	2013

Net revenue	44,857	28,260	101,460	71,573
Cost of revenue	21,392	13,235	54,900	41,760
Gross profit	23,465	15,025	46,560	29,813

Film participation expenses	3,341	(487)	7,871	(322)
Selling and marketing expenses	4,416	3,206	8,676	5,814
General and administrative expenses	15,902	11,989	28,558	23,957
Total operating expenses	23,659	14,708	45,105	29,449

Government subsidies	499	929	937	1,541
Equity in earnings of equity method investments	720	—	2,219	—

Operating income	1,025	1,246	4,611	1,905

Interest income	345	27	588	(5)
Interest expenses	(390)	(417)	(717)	(820)
Exchange gain (loss)	293	564	(1,529)	511
Other income	71	71	142	142
Investment income	64	—	64	—

Income before income taxes	1,408	1,491	3,159	1,733

Provision for income taxes	714	298	1,327	346

Net income	694	1,193	1,832	1,387

Less: Net loss attributable to the noncontrolling interests	(60)	(647)	(282)	(1,001)

Net income attributable to Bona Film Group Limited	754	1,840	2,114	2,388

Net income attributable to Bona Film Group Limited per ADS
Basic	0.01	0.03	0.03	0.04
Diluted	0.01	0.03	0.03	0.04

Weighted average shares used in calculating net income per ordinary share
Basic	30,372,664	29,775,437	30,296,542	29,759,061
Diluted	31,638,734	30,207,593	31,119,024	30,245,848

BONA FILM GROUP LIMITED

Unaudited Condensed Statement of Consolidated Comprehensive Income

(in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Net income	694	1,193	1,832	1,387
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	304	1,127	(2,782)	1,443
Comprehensive income (loss)	998	2,320	(950)	2,830
Less: comprehensive loss attributable to the non- controlling interests	(59)	(640)	(287)	(991)
Comprehensive income (loss) attributable to Bona Film Group Ltd.	1,057	2,960	(663)	3,821

BONA FILM GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars)

	June 30,	December 31,
	2014	2013

Cash and cash equivalents	26,899	32,684
Restricted cash	46,229	30,728
Accounts receivable, net of allowance for doubtful accounts	78,746	39,409
Prepaid expenses and other current assets	18,820	17,326
Amount due from related parties	1,363	510
Current deferred tax assets	672	973
Inventories	302	313
Total current assets	173,031	121,943

Distribution rights	11,316	6,554
Production costs	184,029	142,245
Prepaid film costs	4,408	4,406
Property and equipment, net	60,774	63,679
Acquired intangible assets, net	2,347	2,452
Non-current deferred tax assets	461	510
Cost method investments	1,477	1,479
Equity method investments	39,162	26,278
Goodwill	49,320	50,540
Long-term prepaid expenses	44	—
Total assets	526,369	420,086

Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to Bona Film Group Limited of $37,018 and $22,913 as of June 30, 2014 and December 31, 2013, respectively)	38,991	24,540
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to Bona Film Group Limited of $30,595 and $29,639 as of June 30, 2014 and December 31, 2013, respectively)	35,755	32,635
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to Bona Film Group Limited of $4,661 and $5,201 as of June 30, 2014 and December 31, 2013, respectively)	5,343	5,886
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to Bona Film Group Limited of $6,451 and $6,460 as of June 30,2014 and December 31, 2013, respectively)	5,073	6,460
Bank borrowings (including bank borrowings of the consolidated variables interest entities without recourse to Bona Film Group Limited of $41,032 and $35,425 as of June 30, 2014 and December 31, 2013, respectively)	85,403	60,704
Other borrowings (including other borrowings of the consolidated variable interest entities without recourse to Bona Film Group Limited of $4,995 and $4,126 as of June 30, 2014 and December 31, 2013, respectively)	4,995	4,126
Current film participation financing liabilities with unrelated parties (including current film participation financing liabilities with unrelated parties of the consolidated variable interest entities without recourse to Bona Film Group Limited of $6,889 and $7,038 as of June 30, 2014 and December 31, 2013, respectively)	13,241	7,117
Current film participation financing liabilities with related party (including current film participation financing liabilities with related party of the consolidated variable interest entities without recourse to Bona Film Group Limited of $84,782 and $36,705 as of June 30, 2014 and December 31, 2013, respectively)	84,782	36,705
Total current liabilities	273,583	178,173

Bank borrowings (including bank borrowings of the consolidated variable interest entities without recourse to Bona Film Group Limited of $9,027 and nil as of June 30,2014 and December 31, 2013, respectively)	29,027	20,000
Deferred income (including deferred income of the consolidated variable interest entities without recourse to Bona Film Group Limited of $844 and $873 as of June 30, 2014 and December 31, 2013, respectively)	1,186	1,359
Non-current film participation financing liabilities with related party (including non-current film participation financing liabilities with related party of the consolidated variable interest entities without recourse to Bona Film Group Limited of $14,669 and $17,675 as of June 30, 2014 and December 31, 2013, respectively)	14,669	17,675
Non-current deferred tax liabilities (including non-current deferred tax liabilities of the consolidated variable interest entities without recourse to Bona Film Group Limited of $nil and $24 as of June 30, 2014 and December 31, 2013, respectively)	—	23
Total liabilities	318,465	217,230

Bona Film Group Limited’s ordinary shares (par value of US$0.0005 per share, 85,000,000 shares authorized, 31,402,346 and 30,388,196 shares issued and outstanding as of June 30, 2014 and 31,402,346 and 30,160,235 shares issued and outstanding as of December 31, 2013.)	15	15
Additional paid-in capital	187,976	182,782
Statutory reserves	3,534	3,534
Accumulated profit	7,330	5,216
Accumulated other comprehensive income	6,737	9,513
Total Bona Film Group Limited’s equity	205,592	201,060

Noncontrolling interests	2,312	1,796
Total equity	207,904	202,856

Total liabilities and equity	526,369	420,086

BONA FILM GROUP LIMITED

Unaudited Reconciliation of Non-GAAP Measures

(in thousands of U.S. dollars)

	Three-months ended June 30
	2014	2013

Net income	694	1,193

Adjustment for share-based compensation expenses	2,721	830

Adjusted net income (non-GAAP)	3,415	2,023

Adjustment for interests	45	390
Adjustment for taxes	714	298
Adjustment for depreciation & amortization	1,327	1,419

Adjusted EBITDA (non-GAAP)	5,501	4,130

	Six-months ended June 30
	2014	2013

Net income	1,832	1,387

Adjustment for share-based compensation expenses	3,607	1,867

Adjusted net income (non-GAAP)	5,439	3,254

Adjustment for interests	129	825
Adjustment for taxes	1,327	346
Adjustment for depreciation & amortization	2,761	2,813

Adjusted EBITDA (non-GAAP)	9,656	7,238